FORM 6-K
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 2, 2005 Commission File Number 000-28522

ASE Test Limited
(Exact name of Registrant as specified in its charter)

     10 West Fifth Street
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: May 2, 2005	By:	/s/ Freddie Liu

	Name:	Freddie Liu
	Title:	Chief Financial Officer

ASE TEST LIMITED				April 29, 2005

FOR IMMEDIATE RELEASE

Freddie Liu, Chief Financial Officer
Asia Tel.	+	886-2-8780-5489	email :	freddie_liu@aseglobal.com
US Contact: Clare Lin, Director
US Tel.	+	1-408-986-6524	email :	clare_lin@aseglobal.com

ASE Test Limited & Subsidiaries Announce Unaudited First Quarter Results for
the Period Ended March 31, 2005

Taipei, Taiwan, April 29, 2005 -- ASE Test Limited (Nasdaq: ASTSF, TSE: 9101), the world’s largest independent provider of semiconductor testing services, today announced a first quarter diluted loss of $0.14 per share under generally accepted accounting principles in the United States (US GAAP), compared with diluted earnings of $0.08 per share in the year ago period (1Q04) and a diluted loss of $0.41 per share in the fourth quarter of 2004 (4Q04). Under generally accepted accounting principles in the Republic of China (ROC GAAP), ASE Test Limited reported a first quarter diluted loss of $0.15 per share, compared with diluted earnings of $0.09 per share in the year ago period and diluted loss of $0.27 per share in the fourth quarter of 2004. The Company’s first quarter net losses amounted to $13.6 million under US GAAP and $15.2 million under ROC GAAP.

(Note: Unless otherwise stated, all financial statement amounts used in this press release are based on ROC GAAP and denominated in US dollars.)

RESULTS OF OPERATIONS

Revenues

Net revenues for the quarter totaled $115.8 million, down 11% from 1Q04 and down 21% from 4Q04. As a percentage of the company’s net revenues, testing revenues accounted for 65%, module assembly revenues accounted for 20%, and IC packaging revenues accounted for 15% during the quarter. In the previous quarter, revenue contribution from testing, module assembly and IC packaging operations was 59%, 29% and 12%, respectively.

The Company’s top customers in 1Q05 included (in alphabetical order) Agilent Technologies, Altera, ATI Technologies, Atmel, Flextronics, Legerity, Marvell, Philips, Qualcomm and VIA Technologies. Revenues

from the Company’s top five customers accounted for 43% of total revenues in 1Q05, and two customers accounted for over 10%. The Company estimates that revenues from integrated device manufacturers (IDMs) represented 43% of total revenues, down from 50% in 4Q04.

The following is the Company’s estimated end-market composition of revenues:

	1Q04	4Q04	1Q05
Communications	54%	62%	55%
Computers	22%	21%	25%
Consumer	17%	13%	17%
Industrial	3%	1%	2%
Other	4%	3%	1%

Expenses

Cost of revenues (COR) in 1Q05 totaled $110.3 million, up 4% from 1Q04 and down 13% from 4Q04. Depreciation and amortization expenses of $40.0 million represented 35% of revenues in 1Q05, compared with $35.9 million (28% of revenues) in 1Q04 and $38.5 million (26% of revenues) in 4Q04. The increased depreciation and amortization expense was primarily due to the purchase of capital equipment during the second half of 2004. Equipment rental expenses of $11.7 million represented 10% of revenues in 1Q05, compared with $6.8 million (5% of revenues) in 1Q04 and $11.4 million (8% of revenues) in 4Q04.

Gross margin for the quarter was 5%, down from 18% in the year-ago period and 14% in the previous quarter. The decline in gross margin was primarily attributed to lower revenues in all business segments during the quarter and the increase in depreciation expense. Gross margin for the testing operations was 6%, compared with 25% in 1Q04 and 20% in 4Q04. Gross margin for the module assembly operations was 8% in 1Q05, down from 13% in 1Q04 and flat with 4Q04. Gross margin for the IC packaging operations was negative 7% in 1Q05, compared with 5% in 1Q04 and negative 4% in 4Q04.

Operating expenses (R&D and SG&A expenses) in 1Q05 totaled $17.1 million, down 9% from 1Q04 and down 12% from 4Q04. As a percentage of total revenues, operating expenses represented 15% of total revenues in 1Q05, flat with the year-ago quarter and up from 12% in the previous quarter. Operating margin for the quarter was negative 10%, down from 4% in 1Q04 and 1 % in 4Q04.

Net non-operating loss totaled $1.6 million in 1Q05, compared with non-operating income of $2.1 million in 1Q04 and non-operating loss of $30.3 million in 4Q04. Net interest expense totaled $2.7 million in

1Q05, up from $1.3 million in 1Q04 and $2.1 million in 4Q04 due to slightly increased interest rates. Investment income attributed to the Company’s equity ownership in affiliated companies totaled $0.2 million in 1Q05, compared with investment income of $2.7 million in 1Q04 and $0.4 million in 4Q04. The decreased investment income was primarily attributed to ASE Korea’s reduced profitability as a result of sequentially decreased revenues.

Company-wide headcount at the end of 1Q05 totaled approximately 7,900, down from 9,200 employees at the end of 4Q04, with most of the reduction affecting contract workers in our Malaysian operations.

Earnings

Net loss under US GAAP was $13.6 million in 1Q05, compared with net income of $8.6 million in 1Q04 and net loss of $40.8 million in 4Q04. Net loss under ROC GAAP in 1Q05 was $15.2 million, versus net income of $8.9 million in the year-ago period and net loss of $26.8 million in 4Q04. The ROC GAAP to US GAAP reconciliation in 1Q05 primarily included a positive adjustment of $1.2 million related to goodwill amortization and a positive adjustment of $0.4 million related to the intrinsic value of ASE Inc. stock options granted to the Company’s employees.

Diluted EPS in 1Q05 under US GAAP was negative $0.14, versus $0.08 a year ago and negative $0.41 in 4Q04. Diluted EPS under ROC GAAP amounted to negative $0.15, compared with earnings of $0.09 in 1Q04 and loss of $0.27 in 4Q04.

BUSINESS REVIEW

Testing Business

Testing revenues for the quarter were $74.6 million, flat with 1Q04 and down 14% from 4Q04. Testing revenues breakdown by type of testing service is shown in the table below.

Testing Service	1Q04	4Q04	1Q05
Final Test—Logic	65%	61%	63%
Wafer Sort & Other	27%	31%	26%
Engineering	5%	5%	8%
Final Test—Memory	2%	2%	2%
Hardware	1%	1%	1%
Total Test	100%	100%	100%

Gross margin for the testing operations in 1Q05 was 6%, down from 25% in the year-ago quarter and 20% in the previous quarter. The sequential decrease in gross margin was primarily due to reduced loading and increased depreciation expenses.

The Company spent $9.2 million on testing equipment in 1Q05. A total of 15 testers were added by purchase, lease and consignment and 33 testers were disposed. At the end of the period, the Company had a total of 941 testers, of which 753 testers were owned and leased and the rest were consigned.

IC Packaging Business

IC packaging revenues for the quarter, at $17.5 million, were down 28% from 1Q04 and unchanged from 4Q04. IC packaging volume in total pin count increased by a low-digit percentage sequentially and average selling price was slightly down. IC packaging revenue breakdown by package type is as follows:

Package Type	1Q04	4Q04	1Q05
Substrate & Advance Leadframe Packages	62%	67%	74%
Traditional Leadframe Packages	38%	33%	26%
Total Assembly	100%	100%	100%

Gross margin for the packaging operations in 1Q05 was negative 7%, down from 5% in 1Q04 and down from negative 4% in 4Q04. The sequential decrease in IC packaging gross margin was primarily due to the increase in raw materials cost as a result of higher revenues from substrate based packages.

The Company spent $0.4 million on IC packaging equipment in 1Q05, mainly for maintenance. As of the end of the first quarter, the company operated a total of 441 wirebonders.

Module Assembly Business

Module assembly revenues for the quarter were $23.7 million, representing a decrease of 24% from 1Q04 and a decrease of 45% from 4Q04. Gross margin for the module assembly operations decreased to 8% in 1Q05 from 13% in 1Q04 and remained unchanged from 4Q04. The transition from Agilent to Flextronics was completed during the quarter. As a result, we expect the module assembly business to continue to scale down for the remaining part of the year.

BALANCE SHEET

At the end of the quarter, the Company had $62.1 million in cash and short-term investments and $129.2 million in unused lines of credit. Total debt was $373.8 million, comprised of $95.6 million in short-term debt and $278.2 million in long-term debt. The Company’s debt maturity, as of the end of 1Q05, was as follows:

Amount ($ million)
Within the current year	95.6
During the second year	150.9
During the third year	89.8
During the fourth year	34.5
During the fifth year and thereafter	3.0

CAPITAL EXPENDITURES

In 1Q05, the Company spent $9.6 million on equipment, with $9.2 million on testing equipment and $0.4 million on IC packaging equipment.

BUSINESS OUTLOOK

The Company currently expects its total net revenues in the second quarter of 2005 to decline by 5% sequentially with the following projection for its three main businesses:

•	IC packaging and testing revenues are expected to decrease by a low single-digit percentage in 2Q05 compared to 1Q05.

•	Module assembly revenue is expected to decline by 30% in 2Q05 compared to 1Q05.

Assuming the above revenue changes, the Company expects its gross margin in 2Q05 to be similar to that in 1Q05.

Given the current forecast, the Company expects to spend less than $100 million on purchasing or leasing additional equipment. This level of spending will be adjusted based on actual business conditions.

ASE Test Limited
Consolidated Statements of Income
(US$ thousands, except percentages and per share data)
(unaudited)

	For the Three Months Ended Mar. 31, 2004	For the Three Months Ended Dec. 31, 2004	For the Three Months Ended Mar. 31, 2005

ROC GAAP:
Net revenues	130,280	147,423	115,843
Cost of revenues	106,295	127,200	110,273

Gross profit	23,985	20,223	5,570

Operating expense
R&D	6,269	5,436	5,573
SG&A	12,649	14,023	11,566

Subtotal	18,918	19,459	17,139

Operating income (loss)	5,067	764	(11,569)

Non-operating expense (income)
Interest income	(158)	(160)	(190)
Interest expense	1,501	2,210	2,924
Impairment loss	-	26,500	-
Others	(3,479)	1,750	(1,114)

Subtotal	(2,136)	30,300	1,620

Income/ (loss) before tax	7,203	(29,536)	(13,189)
Income tax benefit (expense)	1,742	2,780	(2,014)

Net income/ (loss) (ROC GAAP)	8,945	(26,756)	(15,203)

Net income/ (loss) (US GAAP)	8,611	(40,780)	(13,575)

Diluted EPS (ROC GAAP)	0.09	(0.27)	(0.15)
Diluted EPS (US GAAP)	0.08	(0.41)	(0.14)

Margin Analysis:
Gross margin	18.4%	13.7%	4.8%
Operating margin	3.9%	0.5%	-10.0%
Net margin (ROC GAAP)	6.9%	-18.1%	-13.1%
Net margin (US GAAP)	6.6%	-27.7%	-11.7%

Additional Data:
Testing revenues	74,694	87,273	74,625
IC packaging revenues	24,322	17,522	17,546
Module assembly revenues	31,264	42,628	23,672
Shares outstanding	100,049,691	100,059,031	100,059,031
Shares used in diluted EPS calculation	102,699,793	100,069,019	100,059,031

ASE Test Limited

Consolidated Statements of Cash Flows
(US$ thousands)
(unaudited)

	For the Three Months Ended Mar. 31, 2004	For the Three Months Ended Mar. 31, 2005

Cash Flows From Operating Activities
Net income (loss)	8,944	(15,203)
Adjustments
Depreciation and amortization	39,317	42,384
Investment income under equity method	(2,689)	(166)
Other	(1,590)	2,481
Changes in operating assets and liabilities	(28,397)	6,773

Net Cash Provided by Operating Activities	15,585	36,269

Cash Flows From Investing Activities
Acquisition of properties	(49,428)	(25,147)
Proceeds from sale of properties	1,058	4,660
Decrease in short-term investments	1,000	2,975
Increase in other assets	(2,363)	(3,378)

Net Cash Used in Investing Activities	(49,733)	(20,890)

Cash Flows From Financing Activities
Proceeds from issuance of shares	5,298	0
Increase (decrease) in short-term borrowings	26,551	(13,953)
Increase in long-term debts	0	14,965
Repayments of long-term debts	(4,573)	(11,217)

Net Cash Provided by/(Used) in Financing Activities	27,276	(10,205)

Translation Adjustments	(1,808)	442

Net Increase (decrease) in Cash and Cash Equivalents	(8,680)	5,616
Cash and Cash Equivalents, Beginning of Period	70,949	39,489

Cash and Cash Equivalents, End of Period	62,269	45,105

Interest paid	965	2,731

Income tax paid	0	32

Cash paid for acquisitions of properties
Purchase price	61,310	18,784
Decrease (Increase) in payable	(11,882)	6,363

	49,428	25,147

     ASE Test Limited
Consolidated Balance Sheet
(US$ thousands)
(unaudited)

	Dec.31, 2004	Mar. 31, 2005

Cash and cash equivalents	39,489	45,105
Short-term investments	20,000	17,025
Accounts receivable	101,733	111,189
Inventories	44,335	34,890
Other current assets	21,469	11,040

Total current assets	227,026	219,249

Long-term investments	133,699	133,905
Net fixed assets	636,270	610,657
Consolidated debits	25,612	24,370
Other assets	60,502	67,419

Total assets	1,083,109	1,055,600

Short-term borrowings	64,263	50,311
Accounts payable	25,337	31,418
Payable for fixed assets	33,478	20,766
Current portion of LT debt	45,740	45,295
Other current liabilities	33,066	31,121

Total current liabilities	201,884	178,911

Long-term debt	273,020	278,177
Other liabilities	8,614	9,205

Total liabilities	483,518	466,293
Shareholders’ equity	599,591	589,307

Total liabilities & shareholders’ equity	1,083,109	1,055,600

ASE Test Limited is the world’s largest independent provider of semiconductor testing services. ASE Test Limited provides customers with a complete range of semiconductor testing services, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test Limited has been quoted on Nasdaq since 1996 under the symbol “ASTSF”.

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new testing technologies in order to remain competitive; our ability to maintain a high capacity utilization rate relative to our fixed costs; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters, including terrorist activity and armed conflict; our future expansion plans and capital expenditures; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2003 Annual Report on Form 20-F filed on June 30, 2004.